

David McDonald · 3rd

My passion is helping local businesses and communities connect with visitors and residents to improve shopping local.

Detroit Metropolitan Area · 374 connections · **Contact info**

Mobileteer Inc.

 **Schoolcraft College**

Experience

Founder/Vice President

Mobileteer Inc.

Jan 2011 – Present · 10 yrs 2 mos

Brighton, michigan

Grow mobile marketing with a unique digital platform using wifi, Mobileteer TV private network, and mobile applications. This total platform currently reaches over 100 thousand potential customers for my clients per month.



Senior Sales Executive

Workforce PayHub

Apr 2017 – Sep 2017 · 6 mos

Adrian, Michigan

Sales Executive focused on Human Capital Management services and payroll.



Branch Manager

TCF Bank

Apr 2006 – Apr 2017 · 11 yrs 1 mo

Ann Arbor, Michigan

In charge of branch sales including mortgage origination. Ensure that operations and training o
branch staff is completed with high standards.

Sales Consultant
Champion Chevrolet
Sep 2004 – Apr 2006 · 1 yr 8 mos
Howell, Michigan

Education



Schoolcraft College
Associate's degree, Business Administration and Management, General
2000 – 2001

Brighton High School Brighton, Michigan
Diploma , High School/Secondary Diplomas and Certificates
1995 – 1999

Licenses & certifications



NMLS Certification
Mortgage License

Volunteer experience

Broadcast Video Director
242 Community Church
Mar 2013 – Present · 8 yrs
Social Services



Volunteer for Michigan 3 Day
Susan G. Komen
Aug 2006 – Aug 2009 · 3 yrs 1 mo
Health

Assisted in volunteering at pit stops throughout the 3 days to support the walkers

New Member Ambassador



Ann Arbor / Ypsilanti Regional Chamber
Sep 2014 – Apr 2017 • 2 yrs 8 mos

Civil Rights and Social Action

Helping connect local businesses with the chamber benefits



